Exhibit 99.1
Investor Contact:
Robert Lahey
robert.lahey@maxeon.com
+1 (202) 246-1872

Media Contact:
Anna Porta
anna.porta@maxeon.com
+39 345 7706205

Maxeon Solar Technologies Announces Third Quarter 2021 Financial Results

--Revenue of $220M with DG Channel sales moving Beyond the Panel--
--DOE Loan Guarantee Application Progressed to Part 2--
Singapore, November 18, 2021 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the third quarter ended October 3, 2021.
Maxeon's Chief Executive Officer Jeff Waters noted, “The team executed very well in the third quarter on near and long term initiatives despite unprecedented supply chain conditions. Our Distributed Generation channel set another record in Europe and the transition to sales Beyond the Panel accelerated with microinverter sales increasing 50%. In Utility-Scale, we booked our first major project in India totaling nearly 200MW, and added up to approximately 400MW to the United States backlog.
We are thrilled to announce that we safely re-opened our Malaysia facility after a 15 day shutdown during the quarter due to a COVID-19 outbreak, and that as of today, 99% of those employees are fully vaccinated. We are also supporting vaccinations for our employees in the Philippines and Mexico where national rates are still far behind Europe and the United States. The global pandemic is having a well publicized impact on global supply chain conditions. We are weathering these events, and delivered third quarter financial results within our guidance range. We also stayed on schedule for our long term transformation initiatives including the ramps of Maxeon 6 and North America Performance lines.
In the United States, we remain supportive of the Biden Administration’s efforts to incentivize domestic manufacturing. If the Solar Energy Manufacturing for America Act passes this year, Maxeon is setup to move fast thanks to our longtime presence in the United States, decades of experience ramping cell and module facilities, and our DOE Loan Guarantee Application for a 3 Gigawatt facility which has already progressed to Part 2 of the process. This is the next of several steps in the DOE process which could ultimately result in a conditional commitment and final loan agreement from the DOE,”
Selected Q3 Financial Summary

(In thousands, except shipments)	Fiscal Q3 2021	Fiscal Q2 2021	Fiscal Q3 2020
Shipments, in MW	566	434	531
Revenue	$220,488	$175,895	$206,620
Gross loss(1)	(16,708)	(2,812)	(12,302)
GAAP Operating expenses	32,639	38,069	26,861
GAAP Net loss attributable to the stockholders(1)	(65,363)	(77,011)	(67,755)
Capital investment	54,140	51,703	4,889

	Other Financial Data(1), (2)
(In thousands)	Fiscal Q3 2021	Fiscal Q2 2021	Fiscal Q3 2020
Non-GAAP Gross loss	$(16,353)	$(2,629)	$(11,665)
Non-GAAP Operating expenses	29,678	31,200	25,575
Adjusted EBITDA	(33,099)	(27,341)	(33,074)

1

(1)The Company's GAAP and Non-GAAP results were impacted by the effects of certain items. Refer to “Supplementary information affecting GAAP and Non-GAAP results” below.
(2)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
Supplementary information affecting GAAP and Non-GAAP results

		Three Months Ended
(In thousands)	Financial statements item affected	October 3, 2021	July 4, 2021	September 27, 2020
Incremental cost of above market polysilicon(1)	Cost of revenue	11,490	12,538	38,138
Loss on ancillary sales of excess polysilicon(2)	Cost of revenue	7,425	2,498	1,993
Accommodation fee associated with the long-term polysilicon supply contract(3)	Other, net	—	—	5,900
(1)Relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter.
(2)In order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory procured under the long-term fixed supply agreements in the market at prices below our purchase price, thereby incurring a loss.
(3)Relates to long-term fixed supply agreements with a polysilicon supplier which is structured as “take or pay” contract, that specify future quantities and pricing of products to be supplied. We negotiated an extension of our long-term fixed supply agreements with the supplier which resulted in a one-time accommodation fee recognized in the quarter ended September 27, 2020.
Fourth Quarter 2021 Outlook
For the fourth quarter of 2021, the Company anticipates the following results:

(In millions, except shipments)	Outlook
Shipments, in MW	540 - 570 MW
Revenue	$215 - $235
Gross loss(1)	$5 - $15
Non-GAAP gross loss(1), (2)	$5 - $15
Operating expenses	$35 ± $2
Non-GAAP operating expenses(3)	$31 ± $2
Adjusted EBITDA(1), (4)	$(32) - $(42)
Capital investments(5)	$45 - $50
Out-of-market polysilicon cost(1)	$13 - $17
Restructuring charges(3), (6)	$2 - $3
(1)Outlook for Gross loss, Non-GAAP gross loss and Adjusted EBITDA includes out-of-market polysilicon cost.
(2)The Company's Non-GAAP gross loss is impacted by the effects of adjusting for stock-based compensation expense. The Company does not provide a reconciliation between its gross loss and Non-GAAP gross loss outlook as the outlook is rounded to the nearest million and hence the adjustment does not result in a difference to Non-GAAP gross loss outlook.
(3)The Company's Non-GAAP operating expenses are impacted by the effects of adjusting for stock-based compensation expense and restructuring charges.
(4)The Company cannot provide a reconciliation between its Adjusted EBITDA projection and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of the remeasurement gain or loss of the prepaid forward.

(5)Capital investments are directed mainly to upgrading production from Maxeon 2 to Maxeon 6 in our Malaysia factory, the purchase of cell and module equipment for our 1.8 GW of Performance line capacity for the U.S., as well as Maxeon 7 pilot line investment.
(6)We are in the process of closing our module factory in Toulouse, France resulting in anticipated restructuring charges. Additional restructuring charges are anticipated for the continued restructuring of our manufacturing network. The restructuring charges are included in operating expenses.
These anticipated results for the fourth quarter of 2021 are preliminary, unaudited and represent the most current information available to management. The Company’s business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the uncertainty of the continuing impact of the COVID-19 pandemic, and the global economic environment. Please refer to Forward Looking Statements section below. Management’s views and estimates are subject to change without notice.
For more information
Maxeon’s third quarter 2021 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
Conference Call Details

The Company will hold a conference call on November 17, 2021, at 5:30 PM U.S. ET / November 18, 2021, at 6:30 AM Singapore Time, to discuss results and to provide an update on the business. Conference call details are below.

Dial-in:
North America (toll-free): +1 (833) 301-1154
International: +1 (914) 987-7395
Singapore: +65 3165-4607
Conference ID: 5978769

A simultaneous webcast of the conference call will be available on Maxeon’s website at https://corp.maxeon.com/events-and-presentations.

Listeners should dial in or log on 10 minutes in advance. A replay will be available online within 24 hours after the event.

A replay of the conference call may be accessed by phone at the following numbers until November 24, 2021. To access the replay, please reference the following numbers:

North America (toll-free): +1 (855) 859-2056 / +1 (800) 585-8367
International: +1 (404) 537-3406
Conference ID: 5978769

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,200 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including the duration, scope and impact on the demand for our products and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements, our ability to complete an equity or debt offering at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reduction, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; and (i) our fourth quarter fiscal year 2021 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital investments, restructuring charges, out-of-market polysilicon cost, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, epidemics or natural disasters, including impacts of the COVID-19 pandemic; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and the availability of tax incentives or the imposition of tax duties; (10) fluctuations in our operating results; (11) appropriately sizing our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19 and other environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our common stock, which may negatively impact the market price of our common stock and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, restructuring charges, remeasurement gain on prepaid forward and physical delivery forward and loss on extinguishment of debt (“Adjusted EBITDA”) to supplement our condensed consolidated and combined financial results presented in accordance with GAAP. Non-GAAP gross profit is defined as gross profit excluding stock-based compensation. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation and restructuring charges.
We believe that non-GAAP gross profit, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross profit, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Restructuring charges (benefits). We incur restructuring charges related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities in the past, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200.0 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement gain on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude these mark-to-market adjustments from our Adjusted EBITDA as they are not reflective of ongoing operating results nor do these gains contribute to a meaningful evaluation of our past operating performance.
•Loss on extinguishment of debt. This relates to the loss that arose from the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021. Loss on debt extinguishment is excluded from Adjusted EBITDA because it is not considered part of core operating activities. Such activities are discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude the loss on extinguishment of debt from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	October 3, 2021	July 4, 2021	September 27, 2020
Gross loss	$(16,708)	$(2,812)	$(12,302)
Stock-based compensation	355	183	637
Non-GAAP Gross loss	(16,353)	(2,629)	(11,665)

GAAP Operating expenses	32,639	38,069	26,861
Stock-based compensation	(1,447)	(1,708)	(1,286)
Restructuring charges	(1,514)	(5,161)	—
Non-GAAP Operating expenses	29,678	31,200	25,575

GAAP Net loss attributable to the stockholders	(65,363)	(77,011)	(67,755)
Interest expense, net	6,671	7,054	11,509
Provision for (benefit from) income taxes	174	(1,217)	5,043
Depreciation	10,999	9,681	9,182
Amortization	68	65	1,290
EBITDA	(47,451)	(61,428)	(40,731)
Stock-based compensation	1,802	1,891	1,923
Restructuring charges	1,514	5,161	—
Remeasurement loss on physical delivery forward and prepaid forward	5,961	27,035	5,734
Loss on extinguishment of debt	5,075	—	—
Adjusted EBITDA	(33,099)	(27,341)	(33,074)
Reconciliation of Non-GAAP Outlook

(In millions)	Outlook
Operating expenses	$35 ± $2
Stock-based compensation	(1.5)
Restructuring charges	(2.5)
Non-GAAP operating expenses	$31 ± $2
©2021 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	October 3, 2021	January 3, 2021
Assets
Current assets:
Cash and cash equivalents	$174,940	$206,744
Restricted short-term marketable securities	—	1,359
Accounts receivable, net	59,369	76,702
Inventories	220,419	169,240
Advances to suppliers, current portion	51,688	43,680
Prepaid expenses and other current assets	55,843	49,470
Total current assets	$562,259	$547,195
Property, plant and equipment, net	338,932	246,908
Operating lease right of use assets	16,025	13,482
Other intangible assets, net	342	456
Advances to suppliers, net of current portion	9,916	49,228
Other long-term assets	144,801	123,074
Total assets	$1,072,275	$980,343
Liabilities and Equity
Current liabilities:
Accounts payable	$254,608	$159,184
Accrued liabilities	76,622	77,307
Contract liabilities, current portion	31,321	20,756
Short-term debt	20,751	48,421
Operating lease liabilities, current portion	2,626	2,464
Total current liabilities	$385,928	$308,132
Long-term debt	385	962
Contract liabilities, net of current portion	35,116	33,075
Operating lease liabilities, net of current portion	13,783	12,064
Convertible debt	142,955	135,071
Other long-term liabilities	66,245	51,752
Total liabilities	$644,412	$541,056
Commitments and contingencies
Equity:
Common stock, no par value (44,232,455 and 33,995,116 issued and outstanding as of October 3, 2021 and January 3, 2021, respectively)	$—	$—
Additional paid-in capital	622,569	451,474
Accumulated deficit	(189,629)	(8,441)
Accumulated other comprehensive loss	(10,758)	(10,391)
Equity attributable to the Company	422,182	432,642
Noncontrolling interests	5,681	6,645
Total equity	427,863	439,287
Total liabilities and equity	$1,072,275	$980,343

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	October 3, 2021	September 27, 2020	October 3, 2021	September 27, 2020
Revenue	$220,488	$206,620	$561,800	$599,272
Cost of revenue	237,196	218,922	580,269	616,366
Gross loss	(16,708)	(12,302)	(18,469)	(17,094)
Operating expenses:
Research and development	12,632	9,819	35,827	25,431
Sales, general and administrative	18,493	17,042	64,554	62,160
Restructuring charges	1,514	—	7,534	—
Total operating expenses	32,639	26,861	107,915	87,591
Operating loss	(49,347)	(39,163)	(126,384)	(104,685)
Other expense, net
Interest expense, net	(6,671)	(11,509)	(21,337)	(23,732)
Loss on extinguishment of debt	(5,075)	—	(5,075)	—
Other, net	(5,663)	(11,551)	(23,119)	(8,094)
Other expense, net	(17,409)	(23,060)	(49,531)	(31,826)
Loss before income taxes and equity in losses of unconsolidated investees	(66,756)	(62,223)	(175,915)	(136,511)
Provision for income taxes	(174)	(5,043)	(1,219)	(7,390)
Equity in income (losses) of unconsolidated investees	917	58	(5,018)	(586)
Net loss	(66,013)	(67,208)	(182,152)	(144,487)
Net loss (income) attributable to noncontrolling interests	650	(547)	964	(1,602)
Net loss attributable to the stockholders	$(65,363)	$(67,755)	$(181,188)	$(146,089)

Net loss per share attributable to stockholders:
Basic	$(1.62)	$(2.74)	$(4.97)	$(6.51)
Diluted	(1.62)	(2.74)	(4.97)	(6.51)

Weighted average shares used to compute net loss per share:
Basic	40,420	24,767	36,462	22,432
Diluted	40,420	24,767	36,462	22,432

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 3, 2021	33,995	$—	$451,474	$—	$(8,441)	$(10,391)	$432,642	$6,645	$439,287
Net loss	—	—	—	—	(38,814)	—	(38,814)	98	(38,716)
Issuance of common stock for stock-based compensation, net of tax withheld	229	—	(2,550)	—	—	—	(2,550)	—	(2,550)
Recognition of stock-based compensation	—	—	1,570	—	—	—	1,570	—	1,570
Other comprehensive income	—	—	—		—	(79)	(79)	—	(79)
Balance at April 4, 2021	34,224	$—	$450,494	$—	$(47,255)	$(10,470)	$392,769	$6,743	$399,512
Net loss	—	$—	$—	$—	$(77,011)	$—	$(77,011)	$(412)	$(77,423)
Issuance of common stock, net of issuance cost	9,916	—	169,684	—	—	—	169,684	—	169,684
Issuance of common stock for stock-based compensation, net of tax withheld	57	—	(1,262)	—	—	—	(1,262)	—	(1,262)
Recognition of stock-based compensation	—	—	2,097	—	—	—	2,097	—	2,097
Other comprehensive income	—	—	—	—	—	(473)	(473)	—	(473)
Balance at July 4, 2021	44,197	$—	$621,013	$—	$(124,266)	$(10,943)	$485,804	$6,331	$492,135
Net loss	—	$—	$—	$—	$(65,363)	$—	$(65,363)	$(650)	$(66,013)
Issuance of common stock for stock-based compensation, net of tax withheld	35	—	(263)	—	—	—	(263)	—	(263)
Recognition of stock-based compensation	—	—	1,819	—	—	—	1,819	—	1,819
Other comprehensive income	—	—	—	—	—	185	185	—	185
Balance at October 3, 2021	44,232	—	622,569	—	(189,629)	(10,758)	422,182	5,681	427,863

	Shares	Amount	Additional Paid In Capital	Net Parent Investment	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 29, 2019	—	$—	$—	$369,837	$—	$(7,618)	$362,219	$5,304	$367,523
Net loss	—	—	—	(31,749)	—	—	(31,749)	672	(31,077)
Other comprehensive income	—	—	—	—	—	1,612	1,612	—	1,612
Net Parent contribution	—	—	—	35,958	—	—	35,958	—	35,958
Balance at March 29, 2020	—	$—	$—	$374,046	$—	$(6,006)	$368,040	$5,976	$374,016
Net loss	—	—	—	(46,585)	—	—	(46,585)	383	(46,202)
Other comprehensive income	—	—	—	—	—	93	93	—	93
Net Parent contribution	—	—	—	(19,585)	—	—	(19,585)	—	(19,585)
Balance at June 28, 2020	—	$—	$—	$307,876	$—	$(5,913)	$301,963	$6,359	$308,322
Net loss	—	—	—	(55,856)	(11,899)	—	(67,755)	547	(67,208)
Issuance of common stock, net of issuance cost	8,916	—	297,675	—	—	—	297,675	—	297,675
Issuance of physical delivery forwards	3,313	—	50,660	—	—	—	50,660	—	50,660
Issuance of convertible debt, net of issuance cost	—	—	52,167	—	—	—	52,167	—	52,167
Conversion of Net parent investment into common stock, net of issuance cost	21,268	—	105,351	(106,127)	—	—	(776)	—	(776)
Distribution to non-controlling interest	—	—	—	—	—	—	—	(278)	(278)
Recognition of stock-based compensation	—	—	610	—	—	—	610	—	610
Other comprehensive income	—	—	—	—	—	(10,143)	(10,143)	—	(10,143)
Net Parent contribution	—	—	—	(145,893)	—	—	(145,893)	—	(145,893)
Balance at September 27, 2020	33,497	$—	$506,463	$—	$(11,899)	$(16,056)	$478,508	$6,628	$485,136

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Nine Months Ended
	October 3, 2021	September 27, 2020
Cash flows from operating activities
Net loss	$(182,152)	$(144,487)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	30,095	38,221
Stock-based compensation	5,197	5,736
Non-cash interest expense	10,518	15,858
Equity in losses of unconsolidated investees	5,018	586
Gain from dilution of interest in joint venture	(2,975)	—
Deferred income taxes	1,926	712
Gain on equity investments	—	(1,822)
Loss (Gain) on disposal of property, plant and equipment	2,216	(641)
Loss on debt extinguishment	5,075	—
Remeasurement loss on prepaid forward	24,641	5,734
Other, net	(1,728)	847
Changes in operating assets and liabilities
Accounts receivable	18,378	76,620
Contract assets	172	(2,563)
Inventories	(50,884)	15,356
Prepaid expenses and other assets	(13,748)	2,366
Operating lease right-of-use assets	1,812	1,725
Advances to suppliers	31,304	18,217
Accounts payable and other accrued liabilities	52,922	(98,759)
Contract liabilities	35,914	(59,619)
Operating lease liabilities	(2,175)	(1,387)
Net cash used in operating activities	(28,474)	(127,300)
Cash flows from investing activities
Purchases of property, plant and equipment	(116,801)	(14,388)
Proceeds from disposal of short-term investments	1,318	6,572
Purchase of short-term investments	—	(1,340)
Cash paid for disposal of property, plant and equipment	(283)	—
Proceeds from sale of assets	—	1,283
Proceeds from dividends and partial return of capital by an unconsolidated investee	—	2,462
Net cash used in investing activities	(115,766)	(5,411)
Cash flows from financing activities
Proceeds from debt	130,265	164,968
Repayment of debt	(157,812)	(164,533)

	Nine Months Ended
	October 3, 2021	September 27, 2020
Repayment of finance lease obligations	(535)	(412)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	(4,075)	—
Net proceeds from issuance of common stock	169,684	296,899
Net proceeds from issuance of convertible debt		190,253
Payment of Prepaid Forward		(40,000)
Distribution to noncontrolling interest		(278)
Net Parent contribution	—	(125,000)
Net cash provided by financing activities	137,527	321,897
Effect of exchange rate changes on cash, cash equivalents and restricted cash	67	(187)
Net (decrease) increase in cash, cash equivalents and restricted cash	(6,646)	188,999
Cash, cash equivalents and restricted cash, beginning of period	209,572	123,803
Cash, cash equivalents and restricted cash, end of period	$202,926	$312,802
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$36,724	$8,638
Cost from issuance of common stock paid in shares	1,078	—
Interest expense financed by SunPower	—	11,333
Aged supplier financing balances reclassified from accounts payable to short-term debt	—	23,933
Right-of-use assets obtained in exchange for lease obligations	5,020	—
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated and Combined Statements of Cash Flows as of October 3, 2021 and September 27, 2020:

(In thousands)	October 3, 2021	September 27, 2020
Cash and cash equivalents	$174,940	$309,917
Restricted cash, current portion, included in Prepaid expenses and other current assets	3,962	2,883
Restricted cash, net of current portion, included in Other long-term assets	24,024	2
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated and Combined Statements of Cash Flows	$202,926	$312,802